SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act
Dura Automotive Systems, Inc.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
(Successor registrant to Dura Automotive Systems, Inc.)

Delaware	26-2773380

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
2791 Research Drive, Rochester Hills, Michigan 48309

(Address of principal executive offices) (Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to:	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to:
General Instruction A.(c), please check the following box. ☐	General Instruction A.(d), please check the following box ☐
Securities Act registration statement file number to which this form relates: None
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which
to be so Registered	Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.01 per share

(Title of Class)

TABLE OF CONTENTS

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURES
EXHIBIT INDEX
Item 1. Description of Registrant’s Securities to be Registered.
     On June 27, 2008 (the “Effective Date”), Dura Automotive Systems, Inc. (“DASI”), its wholly-owned subsidiary, Dura Operating Corp. (“DOC”), and certain of their affiliates organized in the United States (collectively, the “Debtors”) satisfied, or otherwise obtained a waiver of, each of the conditions precedent to the effective date specified in Article VIII of the Debtors’ Revised Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (With Further Technical Amendments) (the “Plan”), dated May 12, 2008, as confirmed by an order (the “Confirmation Order”) of the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered on May 13, 2008.
     The description of the Plan in this Form 8-A is qualified in its entirety by reference to the full text of such document, a copy of which was attached as Exhibit 2.1 to the Current Report on Form 8-K filed by DASI on May 19, 2008 and is incorporated by reference herein. Capitalized terms used but not defined herein shall have the meaning given to them in the Plan.
     As contemplated by the Plan, prior to and on the Effective Date, DASI and DOC took part in a corporate reorganization. In early June 2008, nominees for the creditors formed three new Delaware corporations: New Dura, Inc. (“Newco”), along with its wholly-owned direct subsidiary, New Dura Holdco, Inc. (“New Dura Holdco”), and its wholly-owned indirect subsidiary, New Dura Opco, Inc. (“New Dura Opco”). On the day before the Effective Date, DASI amended its certificate of incorporation to change its name to “Old Dura, Inc.” (“Old Dura”) and immediately thereafter Newco amended its certificate of incorporation to change its name to “Dura Automotive Systems, Inc.” (“New Dura”). Then, through a series of transactions consummated on the Effective Date:
•	Old Dura (formerly known as DASI) sold (a) its holdings of Atwood Automotive, Inc. to New Dura Holdco and (b) substantially all of its other assets (including the stock of DOC) to New Dura Opco. In exchange therefor, Old Dura received (y) 8,400,000 shares of common stock, par value $0.01 per share, of New Dura (the “New Common Stock”) and (z) 2,281,000 shares of Series A Redeemable Voting Mandatorily Convertible Preferred Stock, par value $0.01 per share (the “New Series A Preferred Stock”);

•	New Dura issued 83,750 shares of New Series A Preferred Stock to the lenders under its new Senior Secured Second Lien Credit Facility (the “New Second Lien Lenders”) as consideration for providing the facility;

•	Except to the extent otherwise provided in the Plan, Old Dura’s notes, stock, instruments, certificates, and other documents evidencing the Senior Notes Claims, Subordinated Notes Claims, Convertible Subordinated Debentures Claims, Convertible Trust Guarantees and Equity Interests (including the 18,904,222 shares of Old Dura’s Class A Common Stock, par value $0.01 per share, which were outstanding as of June 1, 2007) existing immediately prior to the Effective Date were cancelled; and

•	Old Dura distributed the New Common Stock to holders of Allowed General Unsecured Claims, including holders of Old Dura’s Senior Notes, other than Canadian General Unsecured Claims (as defined in the Plan) and the New Series A Preferred Stock to the holders of Allowed Second Lien Facility Claims (as defined in the Plan).
     New Dura is the successor registrant to Old Dura pursuant to Rule 12g-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).
     The following sets forth a description of the New Common Stock and other relevant provisions of the Certificate of Incorporation and Bylaws of New Dura. This description of the Certificate of Incorporation and the Bylaws is qualified in its entirety by reference to the full text of these documents, copies of which were attached as Exhibits 3.1 through 3.5 to the Current Report on Form 8-K filed by New Dura on June 27, 2008 and are incorporated by reference herein.
     New Dura filed a Certificate of Incorporation with the Delaware Secretary of State on June 6, 2008, under the name “New Dura, Inc.”, which was amended by (i) the First Amendment to the Certificate of Incorporation on

June 20, 2008, to amend New Dura’s authorized share capital and (ii) the Second Amendment to the Certificate of Incorporation on June 25, 2008, to change the entity’s name to “Dura Automotive Systems, Inc.” (as amended from time to time, the “Amended Certificate”).
     On June 20, 2008, New Dura filed a Certificate of Designations relating to the New Series A Preferred Stock with the Delaware Secretary of State, setting forth the terms of the New Series A Preferred Stock and the rights of the holders thereof (the “Certificate of Designations”).
     New Dura also adopted Bylaws effective as of June 6, 2008 (the “Bylaws”). The following description sets forth a summary of the key provisions of the Amended Certificate, Certificate of Designations and the Bylaws. This description of the Amended Certificate, the Certificate of Designations and the Bylaws is qualified in its entirety by reference to the full text of these documents, copies of which were attached as Exhibits 3.1 through 3.5 to the Current Report on Form 8-K filed by New Dura on June 27, 2008 and are incorporated by reference herein.
Authorized Capital Stock
     The total number of shares of all classes of stock that New Dura is authorized to issue is 158,182,000 shares, consisting of 155,555,000 shares of New Common Stock, par value $0.01 per share, and 2,627,000 shares of preferred stock, par value $0.01 per share. All shares of the New Common Stock and Series A New Preferred Stock issued on the Effective Date are fully paid and nonassessable.
Voting Rights
     At every annual or special meeting of stockholders of New Dura, each holder of New Common Stock is entitled to cast one vote for each share of New Common Stock.
Dividends
     Holders of New Common Stock are entitled to receive dividends on a per share basis, if and when declared payable from time to time by the board of directors.
Preemptive or Similar Rights
     The New Common Stock is not entitled to preemptive or other similar subscription rights to purchase any securities of New Dura.
Conversion Rights
     The New Common Stock is not convertible or exchangeable into any other security of New Dura.
Preferred Stock
     The board of directors of New Dura is authorized to provide for the issuance of shares of preferred stock of New Dura in one or more series, to fix or alter from time to time the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions of a wholly unissued series of preferred stock, to establish from time to time the number of shares constituting any such series or any of them, and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.
     Prior to the Effective Date, the sole director of New Dura created a series of 2,627,000 shares of preferred stock of New Dura designated as New Series A Preferred Stock governed by the Certificate of Designations related thereto. The New Series A Preferred Stock accrues dividends at a rate of 20% per year, which amount will compound semi-annually. All accumulated and unpaid dividends will be added to the initial liquidation value per share and shall continue accruing until the earlier of (i) the redemption of the share by New Dura, (ii) the conversion of the share in accordance with provisions of the Certificate of Designations and (iii) the date New Dura otherwise acquires the share.

     New Dura may elect to redeem all or any of the shares of New Series A Preferred Stock outstanding at any time in cash at a price per share equal to the liquidation value of a share at such time, which amount is equal to the sum of the initial liquidation value per share, accumulated dividends thereon and accrued but unpaid dividends thereon from and including the last dividend reference date to and excluding the redemption date. If New Dura calls for the redemption of all or any of the New Series A Preferred Stock prior to the third anniversary of the Effective Date, the holders of the affected shares are entitled to convert a specified number of those shares into New Common Stock pursuant to the terms and conditions of the Certificate of Designations, which amount shall be apportioned on a pro rata basis per holder.
     Except as provided in the preceding paragraph, no holder of the New Series A Preferred Stock may convert his or her shares into shares of New Common Stock prior to the third anniversary of the Effective Date. On the third anniversary of the Effective Date, all shares of the New Series A Preferred Stock will automatically be converted into a number of shares of New Common Stock according to the formula specified in the Certificate of Designations based on the aggregate liquidation preference of the shares. Assuming that (i) no portion of the liquidation preference has been prepaid, (ii) no redemptions have taken place, and (iii) no shares of New Series A Preferred Stock have been issued to management under any equity incentive plan the shares of the New Series A Preferred Stock will convert into 94% of the New Common Stock on the third anniversary of the Effective Date.
     The New Series A Preferred Stock will have equal voting rights and will vote together as a single class with the New Common Stock and any other class of preferred stock so entitled to vote with the New Common Stock on an as-converted basis (assuming conversion in full on the third anniversary of the Effective Date). The New Series A Preferred Stock will also have separate class voting rights with respect to certain activities of New Dura.
     The affirmative vote of the holders of a majority of the outstanding New Series A Preferred Stock will be required for New Dura to (or permit a subsidiary to):
•	declare or pay dividends on a class or series of capital stock (other than on the New Series A Preferred Stock);

•	redeem, purchase or otherwise acquire capital stock or other equity securities;

•	issue securities having dividend rights or a liquidation preference equal or senior to the New Series A Preferred Stock;

•	authorize, issue or reclassify any equity securities into notes or debt securities containing equity features;

•	merge or consolidate with an entity, or sell more than 25% of New Dura’s assets, if the holders would not receive a consideration equal to the liquidation preference; and

•	liquidate or dissolve New Dura.
     The affirmation vote of the holders of not less than 85% of the then-outstanding Series A Preferred Stock, voting as a separate class shall be required for New Dura or any of its subsidiaries to:
•	become subject to an agreement or instrument that would restrict New Dura’s performance of its obligations under the Certificate of Designations; or

•	enter into or modify agreements with officers, directors, employers or affiliates or persons or entities related thereto.
     For purposes of liquidation, dissolution or winding up of New Dura, the New Series A Preferred Stock will rank senior to any other class or series of capital stock of New Dura, the terms of which are not expressly senior to or partial with the New Series A Preferred Stock.

     The Certificate of Designations may be amended by the affirmative vote of not less than 85%, 66 2/3% or a majority of the shares of the New Series A Preferred Stock, depending on the content of the amendment, each as specified in Article 9 of the Certificate of Designations.
     The holders of the New Series A Preferred Stock are also party to a registration rights agreement which provides them with registration rights applicable to their shares of New Series A Preferred Stock and the New Common Stock (the “Registrable Securities”). Under the Registration Rights Agreement, and subject to certain restrictions, the holders of not less than 20% of each class of Registrable Securities have the right to request that New Dura effect the registration of the Registrable Securities held by such requesting holders, plus the Registrable Securities of any other holder giving New Dura a timely request to join in such registration (a “Demand Registration”). Additionally, under the Registration Rights Agreement, and subject to certain restrictions, if New Dura proposes to register any of its securities (other than pursuant to a Demand Registration) then New Dura must provide the holders of Registrable Securities with piggyback registration rights to have their Registrable Securities included in such registration, subject to certain limitations.
Restriction on Issuance of Non-Voting Securities
     New Dura shall not issue any class of non-voting equity securities unless and solely to the extent permitted by section 1123(a)(6) of the Bankruptcy Code; provided, however, that this restriction (A) will have no further force and effect beyond that required under section 1123(a)(6) of the Bankruptcy Code; (B) will have such force and effect, if any, only for so long as section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the corporation; and (C) in all events may be amended or eliminated in accordance with applicable law from time to time in effect.
Number of Directors
     The Amended Certificate provides that the board of directors of New Dura shall consist of seven directors until the third anniversary of the Effective Date (the “Initial Term”). The current directors will serve for the duration of the Initial Term. After the third anniversary of the Effective Date, the number of directors shall be no greater than seven and no less than three and the exact number of directors shall be fixed from time to time by a resolution approved by the board of directors.
Removal of Directors
     The Amended Certificate provides that, subject to the rights of the holder of any series of New Series A Preferred Stock then outstanding, any director may be removed at any time for cause, at a meeting called for that purpose, by the vote of 66 2/3% of the votes of all outstanding shares of New Dura entitled to vote generally in the election of directors, voting together as a single class.
Vacancies on the Board of Directors
     The Amended Certificate provides that, subject to the rights, if any, of the holder of any series of the preferred stock then outstanding, vacancies in the board of directors occurring after the Initial Term, or any vacancies created by death, resignation, retirement, disqualification, removal from office or any other cause occurring at any time may be filled (as long as there is at least one remaining director) by a majority vote of the non-employee directors or the sole remaining director. At any given time at least two directors shall be considered “independent” within the meaning of the rules promulgated by the Nasdaq National Market. Directors elected to fill vacancies during the Initial Term will hold office until the end of the Initial Term. Directors elected to fill a directorship newly created, or other vacancies occurring, after the Initial Term will hold office until the next annual meeting of stockholders and a successor is elected.
Amendment of the Certificate of Incorporation
     The Amended Certificate provides that New Dura Board reserves the right to amend, alter, change or repeal any provision contained in the Amended Certificate, however, the affirmative vote of holders representing at least 85% of the then-outstanding shares of New Series A Preferred Stock is required to adopt any provision inconsistent with, to amend or repeal any provision of, or adopt any Bylaw inconsistent with certain articles of the Amended Certificate including provisions dealing with the board of directors, action by written consent or the holders of the New Common Stock and amendment to the Amended Certificate (the 85% vote). The 85% vote shall not apply in any instances in which New Dura is consummating a merger, recapitalization, or asset sale permitted under the Series A Certificate of Designators (the then-outstanding shares of New Series A Preferred Stock represent a value of less than $50,000).
Special Meetings of Stockholders
     The Amended Certificate provide that special meetings of New Dura’s stockholders may be called as provided for in the Certificate of Incorporation, which current permits special meetings to be called only by any of: (i) the New Dura Board pursuant to a resolution adopted by majority vote; (ii) the holders representing not less than 25% of the voting power of all outstanding shares of New Dura entitled to vote (as long as the then-outstanding shares of New Series A Preferred Stock represent a value of at least $50,000); (iii) the chairman of the Board or (iv) the CEO of New Dura.
Quorum at Meeting of Stockholders
     The Bylaws provide that the presence in person or by proxy of the holders of a majority of the shares entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment. If a quorum is not present, the stockholders entitled to vote shall have the power to adjourn the meeting until a quorum is present.
Advance Notice Procedures for Stockholder Proposals
     The Bylaws contain an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or otherwise properly brought before the meeting by a stockholder who has given New Dura’s corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the annual meeting.
Action by Written Consent of Holders of New Common Stock
     Holders of New Common Stock may take action by written consent in lieu of a stockholder meeting until the earlier of time when (i) the New Common Stock is registered under Section 12(b) of the Exchange Act and (ii) the holders of the New Series A Preferred Stock cease to own at least a majority of the voting power of all outstanding shares of New Dura entitled to vote generally in the election of directors voting together as a single class.
Limitation of Personal Liability of Directors
     The Amended Certificate provides that, to the fullest extent permitted under Delaware law, a director of New Dura shall not be personally liable to New Dura or its stockholders for monetary damages for any breach of fiduciary duty owed to New Dura or its stockholders.
Indemnification
     The Amended Certificate and the Bylaws provide that New Dura shall indemnify to the fullest extent authorized or permitted by law any person made, or threatened to be made, a defendant or witness to any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she is or was a director or officer of New Dura or by reason of the fact that such director or officer, at the request of New Dura, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise in any capacity, against all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes and penalties under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered in connection therewith. Such indemnification shall continue if the person has ceased to be a director, officer, partner, member or trustee and shall inure to the benefits of his or her heirs. The indemnification permitted by the Bylaws shall not be deemed exclusive of any other rights to which any person may be entitled under any agreement, vote of stockholders, or disinterested directors, pursuant to the direction of any court of competent jurisdiction or otherwise.
     Pursuant to the Amended Certificate, New Dura may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation.
Section 203
     New Dura has elected not to be governed by Section 203 of the Delaware General Corporate Law.
Amendment of the Bylaws
     The Amended Certificate provides that New Dura Board reserves the right to amend, alter, change or repeal any provision contained in the Bylaws. However, the affirmative vote of (i) the holders representing at least a majority of all outstanding shares of New Dura entitled to vote generally in the election of directors, voting together as a single class (provided that the then-outstanding shares of New Preferred Stock represent a value of less than $50,000) and (ii) the holders of at least a majority of the then-outstanding shares of New Series A Preferred Stock is required to adopt any provision inconsistent with, to amend or repeal any provision of, or adopt any Bylaw inconsistent therewith.
Item 2. Exhibits.

Exhibit No.	Description

2.1	The Debtors’ Revised Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (With Further Technical Amendments), as amended, modified and supplemented (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Old Dura on May 19, 2008).

3.1	Certificate of Incorporation of New Dura, Inc (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, dated June 27, 2008).

3.2	First Amendment to the Certificate of Incorporation of New Dura, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).

3.3	Certificate of Designations of the Series A Redeemable Voting Mandatorily Convertible Preferred Stock of New Dura, Inc. (incorporated by reference to Exhibit 3.3 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).

3.4	Second Amendment to the Certificate of Incorporation of New Dura, Inc. (incorporated by reference to Exhibit 3.4 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).

3.5	Bylaws of Dura Automotive Systems, Inc. (formerly known as New Dura, Inc.) (incorporated by reference to Exhibit 3.5 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).

4.1	Form of Stock Certificate of Common Stock of Dura Automotive Systems, Inc. (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).

Exhibit No.	Description

10.1	Registration Rights Agreement, dated as of June 27, 2008, by and between Dura Automotive Systems, Inc. and each of the New Preferred Stockholders listed therein. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 27, 2008	DURA AUTOMOTIVE SYSTEMS, INC.

	By:	/s/ Theresa L. Skotak
Name: Theresa L. Skotak Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

2.1	The Debtors’ Revised Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (With Further Technical Amendments), as amended, modified and supplemented (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Old Dura on May 19, 2008).

3.1	Certificate of Incorporation of New Dura, Inc (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, dated June 27, 2008).

3.2	First Amendment to the Certificate of Incorporation of New Dura, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).

3.3	Certificate of Designations of the Series A Redeemable Voting Mandatorily Convertible Preferred Stock of New Dura, Inc. (incorporated by reference to Exhibit 3.3 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).

3.4	Second Amendment to the Certificate of Incorporation of New Dura, Inc. (incorporated by reference to Exhibit 3.4 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).

3.5	Bylaws of Dura Automotive Systems, Inc. (formerly known as New Dura, Inc.) (incorporated by reference to Exhibit 3.5 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).

4.1	Form of Stock Certificate of Common Stock of Dura Automotive Systems, Inc. (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).

10.1	Registration Rights Agreement, dated as of June 27, 2008, by and between Dura Automotive Systems, Inc. and each of the New Preferred Stockholders listed therein. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by New Dura on June 27, 2008).